# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BuzzFeed, Inc., CIK 0001828972
CUSIP: 12430A300
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 50 West 23rd Street, 6th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 09/11/2026
Filed by CIK 0002136301
Persons authorized to receive notices and communications: Byron Allen Folks, 9903 Santa Monica Bl., #418, Beverly Hills, California (CA), 90212, (310) 277-3500

## Reporting persons
- Allen Family Digital, LLC (CIK 0002136301): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 45,700,000; sole dispositive power 0; shared dispositive power 45,700,000; aggregate amount beneficially owned 45,700,000 (53.5% of the class)
  Comment: Limited Liability Company
- Byron Allen Folks (CIK 0002105544): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 45,700,000; sole dispositive power 0; shared dispositive power 45,700,000; aggregate amount beneficially owned 45,700,000 (53.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: BuzzFeed, Inc.
Address of issuer's principal executive offices: 50 West 23rd Street, 6th Floor, New York, New York (NY), 10010
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on May 29, 2026 (as amended to date, the "Schedule 13D"), relating to the Class A Common Stock of BuzzFeed, Inc. (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On September 11, 2026, in connection with the closing of the Offering (as defined below), AFD purchased 1,700,000 shares of Class A Common Stock at a purchase price of $1.06 per share of Class A Common Stock, for aggregate consideration of $1,802,000. AFD used working capital to purchase the Class A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

September 2026 Share Purchase Agreement

On September 11, 2026, the Issuer entered into a Share Purchase Agreement (the "September 2026 Share Purchase Agreement") with AFD, pursuant to which the Issuer agreed to sell to AFD a total of 1,700,000 shares of Class A Common Stock at a purchase price of $1.06 per share of Class A Common Stock (the "Offering"). The Offering closed on September 11, 2026.

As promptly as reasonably practicable following a request by the Reporting Person (and in any event within 60 days thereafter), the Issuer shall file with the SEC a registration statement on Form S-3 covering the resale of the 1,700,000 shares of Class A Common Stock.

The foregoing description of the September 2026 Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The ownership information set forth herein represents beneficial ownership of the Class A Common Stock as of the date hereof, based upon 85,457,227 shares of Class A Common Stock outstanding following the closing of the Offering.

AFD is the record holder of 45,700,000 shares of Class A Common Stock, representing approximately 53.5% of the outstanding Class A Common Stock. Byron Allen Folks is the sole member of AFD, and as a result, may be deemed to share beneficial ownership of the securities held of record by AFD.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 45,700,000

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 45,700,000
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in Items 3 and 4 herein, none of the Reporting Persons has effected any transactions in the Class A Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Item 4 is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.7: Share Purchase Agreement, dated September 11, 2026 by and between BuzzFeed, Inc. and Allen Family Digital, LLC.

## Signatures
- Allen Family Digital, LLC: /s/ Byron Allen Folks, Byron Allen Folks, Manager (09/15/2026)
- Byron Allen Folks: /s/ Byron Allen Folks, Byron Allen Folks (09/15/2026)